United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2016

Vale S.A.

Avenida das Américas, 700 – Bloco 8, Sala 318

22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on September 29, 2015 (File Nos. 333-207181 and 333-207181-01), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Bruna Braz Gonçalves Botelho
		Name:	Bruna Braz Gonçalves Botelho
		Title:	Attorney-in-Fact

	By:	/s/ Luciana Ribeiro da Costa Werner
		Name:	Luciana Ribeiro da Costa Werner
		Title:	Attoney-in-Fact

Date: August 10, 2016

EXHIBIT INDEX

Exhibit Number

4.1	Second Supplemental Indenture, dated August 10, 2016
5.1	Opinion of Vale S.A., dated August 10, 2016
5.2	Opinion of Walkers, dated August 10, 2016
5.3	Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated August 10, 2016